                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)

    INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13D-1(B), (C)
            AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(B)

                              (AMENDMENT NO. 4)(1)


                             TRACTOR SUPPLY COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.008 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    892356106
--------------------------------------------------------------------------------
                                 (CUSIP number)


                                February 17, 1994
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |_|     Rule 13d-1(b)
        |_|     Rule 13d-1(c)
        |X|     Rule 13d-1(d)



--------------------------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                               Page 1 of 6 Pages

----------------------------                        ----------------------------
CUSIP NO. 892356106                                      PAGE  2  OF  6  PAGES
                                       13G                    ---    ---
----------------------------                        ----------------------------

------ -------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                Joseph H. Scarlett, Jr.
------ -------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                        (b) |X|
------ -------------------------------------------------------------------------
  3     SEC USE ONLY

------ -------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.
------ -------------------------------------------------------------------------
                             5     SOLE VOTING POWER
       NUMBER OF
                                   4,869,110
         SHARES            ------ ----------------------------------------------
                             6     SHARED VOTING POWER
      BENEFICIALLY
                                   0
        OWNED BY           ------ ----------------------------------------------
                             7     SOLE DISPOSITIVE POWER
          EACH
                                   4,869,110
       REPORTING           ------ ----------------------------------------------
                             8     SHARED DISPOSITIVE POWER
      PERSON WITH
                                   0
------ -------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,869,110
------ -------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            |_|

------ -------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                12.3%
------ -------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

                IN
------ -------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 6 Pages
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ITEM 1(A).      NAME OF ISSUER:

                TRACTOR SUPPLY COMPANY
                ----------------------------------------------------------------


ITEM 1(B).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                200 POWELL PLACE, BRENTWOOD, TN 37027
                ----------------------------------------------------------------


ITEM 2(A).      NAME OF PERSON FILING:

                JOSEPH H. SCARLETT, JR.
                ----------------------------------------------------------------


ITEM 2(B).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                200 POWELL PLACE, BRENTWOOD, TN 37027
                ----------------------------------------------------------------


ITEM 2(C).      CITIZENSHIP:

                U.S.A.
                ----------------------------------------------------------------


ITEM 2(D).      TITLE OF CLASS OF SECURITIES:

                COMMON STOCK, PAR VALUE $.008 PER SHARE
                ----------------------------------------------------------------


ITEM 2(E).      CUSIP NUMBER:

                892356106
                ----------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     (a)  |_|   Broker or dealer registered under Section 15 of the Exchange
                Act;

     (b)  |_|   Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c)  |_|   Insurance Company as defined in Section 3(a)(19) of the Exchange
                Act;


                               Page 3 of 6 Pages

     (d)  |_|   Investment Company registered under Section 8 of the Investment
                Company Act:

     (e)  |_|   Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f)  |_|   Employee Benefit Plan or Endowment Fund in accordance with Rule
                13d-1(b)(1)(ii)(F);

     (g)  |_|   Parent Holding Company or Control Person, in accordance with
                Rule 13d-1(b)(1)(ii)(G);

     (h)  |_|   Savings Association as defined in Section 3(b) of the Federal
                Deposit Insurance Act;

     (i)  |_|   Church Plan that is excluded from the definition of an
                investment company under Section 3(c)(14) of the Investment
                Company Act;

     (j)  |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4.         OWNERSHIP.

     (a)        Amount beneficially owned:

                4,869,110
                ----------------------------------------------------------------

                This amount includes 400,000 shares held by Mr. Scarlett's wife as to which Mr. Scarlett disclaims beneficial ownership pursuant to Rule 13d-4. Under certain circumstances, Mr. Scarlett and his wife could be viewed as a group within the meaning of Regulation 13D-G. Mr. Scarlett disclaims membership in any such group.

                This amount also includes 104,616 shares, the approximate number of shares allocable to Mr. Scarlett's account under the Tractor Supply Company Employee 401(k) Retirement Plan, for which Mr. Scarlett has indirect voting and dispositive power under certain circumstances.

                This amount also includes 46,269 shares held by the Scarlett Family Foundation, for which Mr. Scarlett has indirect voting and dispositive power under certain circumstances.


                               Page 4 of 6 Pages

     (b)        Percent of class:

                12.3%
                ----------------------------------------------------------------

     (c)        Number of shares as to which such person has:

                (i)    Sole power to vote or to direct the vote    4,869,110
                                                               ---------------------------
                (ii)   Shared power to vote or to direct the vote    0
                                                                 -------------------------
                (iii)  Sole power to dispose or to direct the disposition of   4,869,110
                                                                            --------------
                (iv)   Shared power to dispose or to direct the disposition of    0
                                                                              ------------

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                Not applicable.


ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                Not applicable.


ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

                Not applicable.


ITEM 10.        CERTIFICATIONS.

                Not applicable.


                               Page 5 of 6 Pages

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: February 14, 2006



                                        Joseph H. Scarlett, Jr.
                                        ----------------------------------------



                                        By: /s/ David C. Lewis
                                            ------------------------------------
                                            David C. Lewis, as Attorney-in-Fact


                               Page 6 of 6 Pages